Norske Skog

Skogn, 2004-0[illegible]-15

United States Securities and Exchange Commission
Washington DC 20549

USA

Information - file 82-5226

Please find enclosed copies of documents sent to Oslo Stock Exchange on April 2 and 15, 2004.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

Enclosure: Messages sent to Oslo Stock Exchange April 2 and 15, 2004

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:

MANDATORY NOTIFICATION OF TRADE

In connection with Norske Skog's bonus programme, a total of 8,750 shares have today been sold to a group of people in Norske Skog's management. The shares represent half of each person's after-tax bonus. In accordance with agreements these shares are sold at the average share price in the period February 1 – 15, which was NOK 130.50. Bonus shares have to be kept for three years before they can be sold.

Furthermore, there are sold 480 shares at a price of NOK 104, in connection with the annual sale of shares to employees.

Norske Skog's holding of its own shares, after these sales, is 480,562 shares.

The following primary insiders have been allocated bonus shares in the company (new holding):

Jan Clasen 69 shares (742 shares)
Jarle Dragvik 275 shares (2,673 shares)
Rune Gjessing 193 shares (924 shares)
Jan Kildal 245 shares (14,111 shares)
Sverre Landmark 176 shares (859 shares)
Vidar Lerstad 269 shares (4,549 shares)
Rob Lord 676 shares (1,786 shares)
Asbjørn Lundberg 164 shares (1,111 shares)
Ketil Lyng 388 shares (3,874 shares)
Rolf Negård 189 shares (1,042 shares)
Jan A. Oksum 242 shares (11,369 shares)
Hanne Aaberg 165 shares (1,654 shares)

Skogn, 02.04.2004
NORSKE SKOGINDUSTRIER ASA

Jarle Langfjæran
Vice President Investor Relations

MANDATORY NOTIFICATION OF TRADE

In connection with Norske Skog's bonus programme, 86 shares have today been sold to one person in Norske Skog's management. The shares represent half of the person's after-tax bonus. In accordance with agreements these shares are sold at the average share price in the period February 1 – 15, which was NOK 130.50. Bonus shares have to be kept for three years before they can be sold.

Norske Skog's holding of its own shares, after these sales, is 480,476 shares.

Skogn, 15.04.2004
NORSKE SKOGINDUSTRIER ASA

Jarle Langfjæran
Vice President Investor Relations